Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Second Fiscal Quarter Ended August 31, 2015

• Quarterly Net Revenues up by 41.6% Year-Over-Year

• Net Revenues for the First Six Months Increased by 43.2% Year-Over-Year

• Quarterly Income from Operations up by 28.5% Year-Over-Year

• Quarterly Non-GAAP Income from Operations up by 29.3% Year-Over-Year

(Beijing—October 22, 2015)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the second quarter of fiscal year 2016 ended August 31, 2015.

Highlights for the Second Quarter of Fiscal Year 2016

•                  Net revenues increased by 41.6% year-over-year to US$173.3 million from US$122.4 million in the same period of the prior year.

•                  Income from operations increased by 28.5% to US$39.2 million from US$30.5 million in the same period of the prior year.

•                  Non-GAAP income from operations increased by 29.3% to US$44.9 million from US$34.7 million in the same period of the prior year.

•                  Net income attributable to TAL increased by 118.0% year-over-year to US$63.5 million from US$29.1 million in the same period of the prior year, taking into account US$3.7 million of exchange losses.

•                  Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 107.6% year-over-year to US$69.2 million from US$33.3 million in the same period of the prior year, taking into account US$3.7 million of exchange losses.

•                  Basic and diluted net income per American Depositary Share (“ADS”) were US$0.79 and US$0.72, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.87 and US$0.78, respectively. Each ADS represents two Class A common shares.

•                  Cash, cash equivalents and term deposits totaled US$537.7 million as of August 31, 2015, compared to US$491.4 million as of February 28, 2015.

•                  Total student enrollments increased by 54.8% year-over-year to approximately 631,430 from approximately 407,970 in the same period of the prior year.

Highlights for the Six Months Ended August 31, 2015

•                  Net revenues increased by 43.2% year-over-year to US$302.7 million from US$211.4 million in the same period of the prior year.

•                  Income from operations increased by 33.1% to US$58.8 million from US$44.2 million in the same period of fiscal year 2015.

•                  Non-GAAP income from operations increased by 32.7% to US$69.5 million from US$52.4 million in the same period of the prior year.

•                  Net income attributable to TAL increased by 94.1% year-over-year to US$82.4 million from US$42.5 million in the same period of the prior year, taking into account US$2.2 million of exchange losses.

•                  Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 83.8% year-over-year to US$93.2 million from US$50.7 million in the same period of the prior year, taking into account US$2.2 million of exchange losses.

•                  Basic and diluted net income per ADS were US$1.03 and US$0.94, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$1.17 and US$1.06, respectively.

•                  Total student enrollments during the first six months of fiscal year 2016 increased by 51.9% year-over-year to approximately 1,043,550.

•                  Total physical network increased to 300 learning centers as of August 31, 2015 from 289 learning centers as of February 28, 2015.

Financial and Operating Data——Second Quarter of Fiscal Year 2016

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	August 31,
	2014	2015	Pct. Change
Net revenues	122,371	173,330	41.6%
Net income attributable to TAL	29,118	63,481	118.0%
Non-GAAP net income attributable to TAL	33,310	69,157	107.6%
Operating income	30,508	39,201	28.5%
Non-GAAP operating income	34,700	44,877	29.3%
Net income per ADS attributable to TAL – basic	0.37	0.79	115.6%
Net income per ADS attributable to TAL – diluted	0.34	0.72	109.1%
Non-GAAP net income per ADS attributable to TAL – basic	0.42	0.87	105.3%
Non-GAAP net income per ADS attributable to TAL – diluted	0.39	0.78	100.2%
Total student enrollments in small class, one-on-one, and online courses	407,970	631,430	54.8%

	Six Months Ended
	August 31,
	2014	2015	Pct. Change
Net revenues	211,397	302,717	43.2%
Net income attributable to TAL	42,468	82,435	94.1%
Non-GAAP net income attributable to TAL	50,700	93,176	83.8%
Operating income	44,174	58,801	33.1%
Non-GAAP operating income	52,406	69,542	32.7%
Net income per ADS attributable to TAL – basic	0.54	1.03	91.7%
Net income per ADS attributable to TAL – diluted	0.52	0.94	82.3%
Non-GAAP net income per ADS attributable to TAL – basic	0.64	1.17	81.5%
Non-GAAP net income per ADS attributable to TAL – diluted	0.61	1.06	73.1%
Total student enrollments in small class, one-on-one, and online courses	687,170	1,043,550	51.9%

“Second quarter revenue again exceeded our expectation due to outstanding growth of our core small class business in cities other than Beijing. The widely spread growth momentum we saw in the first quarter continues, and we recorded triple-digit year-on-year growth in revenue in nine cities outside Beijing. Additionally, we are very pleased that our targeted summer class promotion in Beijing has begun to regenerate enrollment-driven growth for the fall term. We expect our organic business momentum to remain robust in the third quarter, mostly driven by enrollments, through our offline learning center network and deeper online engagement,” said Mr. Rong Luo, TAL’s Chief Financial Officer.

“We believe that in addition to our solid organic business development, we have made sound third-party investments and acquisitions in recent months, which will bring long-term value to our shareholders. These investments and acquisitions have been well coordinated and aligned with our overall strategic plan of being strongly leveraged in future education business models. All of these investments and acquisitions share a common focus on education in the K-12 segment, which is complementary to our organic growth,” Mr. Luo added.

Financial Results for the Second Quarter of Fiscal Year 2016

Net Revenues

In the second quarter of fiscal year 2016, TAL reported net revenues of US$173.3 million, representing a 41.6% increase from US$122.4 million in the second quarter of fiscal year 2015. The increase was mainly driven by an increase in total student enrollments, which increased by 54.8% to approximately 631,430 from approximately 407,970 in the same period of the prior year. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings and online courses, as well as more offering of the small-group class as a supplement to one-on-one tutoring. Average selling price (ASP) decreased by 8.5% from US$300 in the second quarter of fiscal year 2015 to US$275 in the same quarter of fiscal year 2016. The decrease in ASP was mainly attributable to our small class summer promotion in Beijing, more offering of the small-group class and more enrollment contribution from online courses, and was partially offset by the increase in the hourly rate of the small class course offerings.

Operating Costs and Expenses

In the second quarter of fiscal year 2016, operating costs and expenses were US$136.7 million, a 48.8% increase from US$91.9 million in the second quarter of fiscal year 2015. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$131.1 million, a 49.4% increase from US$87.7 million in the second quarter of fiscal year 2015.

Cost of revenues increased by 51.1% to US$80.5 million from US$53.2 million in the second quarter of fiscal year 2015. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs, as well as increases in wages and teacher fees. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 51.1% to US$80.4 million, from US$53.2 million in the second quarter of fiscal year 2015.

Selling and marketing expenses increased by 42.8% to US$18.8 million from US$13.2 million in the second quarter of fiscal year 2015. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 45.1% to US$18.2 million from US$12.6 million in the second quarter of fiscal year 2015. The increase of selling and marketing expenses in the second quarter of fiscal year 2016 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings versus the year-ago period.

General and administrative expenses increased by 46.9% to US$37.5 million from US$25.5 million in the second quarter of fiscal year 2015. The increase in general and administrative expenses was mainly due to an increase in the number of our general and administrative personnel compared to the year-ago period and an increase in compensation to our general and administrative personnel, in particular such personnel supporting our online education initiatives among other new programs and service offerings. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 47.7% to US$32.4 million, from US$21.9 million in the second quarter of fiscal year 2015.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 35.4% to US$5.7 million in the second quarter of fiscal year 2016 from US$4.2 million in the same period of fiscal year 2015.

Gross Profit

Gross profit increased by 34.3% to US$92.9 million from US$69.1 million in the second quarter of fiscal year 2015.

Income from Operations

Income from operations increased by 28.5% to US$39.2 million from US$30.5 million in the second quarter of fiscal year 2015. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 29.3% to US$44.9 million from US$34.7 million in the second quarter of fiscal year 2015.

Other Income / (Expense)

Other expense was US$4.1 million for the second quarter of fiscal year 2016, compared to other income of US$1.4 million in the second quarter of fiscal year 2015. Other expense in this quarter was mainly due to exchange losses. As the Company holds a significant portion of cash balance in RMB and reports in U.S. Dollars, it benefits from exchange gains in times of relative strength of the RMB and incurs exchange losses in times of relative strength of the U.S. Dollar.

Impairment loss on long-term investments

Impairment loss on long-term investments was $7.5 million, mainly because there were other-than-temporary declines in the value of long-term investments in several investees, primarily due to significant deteriorations in their operations, earnings performance and abilities to continue as a going concern.

Gain from disposal of a component

Gain from disposal of a component was $50.0 million, which was derived from a transaction in which the Company transferred its one-on-one business component in Guangzhou in exchange for noncontrolling equity interest in a third party.

Income Tax Expense

Income tax expense was US$17.8 million in the second quarter of fiscal year 2016, compared to US$5.4 million in the second quarter of fiscal year 2015. The increase was mainly due to the increase in income before tax and estimated annual effective income tax rate. The estimated annual effective income tax rate increased mainly because one of TAL’s subsidiaries was entitled to a two-year exemption from enterprise income tax for calendar years 2013 and 2014 as a Newly Established Software Enterprise, and enjoys preferential tax rate of 12.5% for calendar years 2015 through 2017.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 118.0% to US$63.5 million from US$29.1 million in the second quarter of fiscal year 2015. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 107.6% to US$69.2 million from US$33.3 million in the second quarter of fiscal year 2015.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.79 and US$0.72 respectively in the second quarter of fiscal year 2016. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.87 and US$0.78, respectively.

Capital Expenditures

Capital expenditures for the second quarter of fiscal year 2016 were US$10.8 million, representing an increase of US$2.2 million from US$8.6 million in the second quarter of fiscal year 2015. The increase was mainly due to leasehold improvements, expenditures on mobile network research and development, and the purchase of servers, computers, software systems and other hardware, for the Company’s teaching facilities.

Cash, Cash Equivalents, and Term Deposits

As of August 31, 2015, the Company had US$513.2 million of cash and cash equivalents and US$24.6 million of term deposits, compared to US$470.2 million of cash and cash equivalents and US$21.2 million of term deposits as of February 28, 2015.

Deferred Revenue

As of August 31, 2015, the Company’s deferred revenue balance was US$239.0 million, compared to US$177.9 million as of August 31, 2014, representing an increase of 34.4%.

Financial Results for the First Six Months of Fiscal Year 2016

Net Revenues

For the first six months of fiscal year 2016, TAL reported net revenues of US$302.7 million, representing a 43.2% increase from US$211.4 million in the first six months of fiscal year 2015. The increase was mainly driven by an increase in total student enrollments, which increased by 51.9% to approximately 1,043,550 from approximately 687,170 in the same period of the prior year. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings and online courses, as well as more offering of the small-group class as a supplement to one-on-one tutoring. ASP decreased by 5.7% from US$308 in the first six months of fiscal year 2015 to US$290 in the first six months of fiscal year 2016. The decrease in ASP was mainly attributable to our small class summer promotion in Beijing, more offering of the small-group class and more enrollment contribution from online courses, and was partially offset by the increase in the hourly rate of the small class course offerings.

Operating Costs and Expenses

In the first six months of fiscal year 2016, operating costs and expenses were US$246.5 million, a 47.3% increase from US$167.4 million in the first six months of fiscal year 2015. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$235.8 million, a 48.1% increase from US$159.2 million in the first six months of fiscal year 2015.

Cost of revenues increased by 49.0% to US$141.4 million from US$94.9 million in the first six months of fiscal year 2015. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs, as well as increases in wages and teacher fees. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 49.0% to US$141.4 million from US$94.9 million in the first six months of fiscal year 2015.

Selling and marketing expenses increased by 38.8% to US$34.0 million from US$24.5 million in the first six months of fiscal year 2015. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 40.6% to US$33.0 million from US$23.5 million in the first six months of fiscal year 2015. The increase of selling and marketing expenses in the first six months of fiscal year 2016 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings versus the year-ago period.

General and administrative expenses increased by 48.3% to US$71.1 million from US$47.9 million in the first six months of fiscal year 2015. The increase in general and administrative expenses was mainly due to an increase in the number of our general and administrative personnel compared to the year-ago period and an increase in compensation to our general and administrative personnel, in particular such personnel supporting our online education initiatives among other new programs and service offerings. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 50.5% to US$61.4 million from US$40.8 million in the first six months of fiscal year 2015.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 30.5% to US$10.7 million in the first six months of fiscal year 2016 from US$8.2 million in the same period of fiscal year 2015.

Gross Profit

Gross profit increased by 38.5% to US$161.3 million from US$116.5 million in the first six months of fiscal year 2015.

Income from Operations

Income from operations increased by 33.1% to US$58.8 million from US$44.2 million in the first six months of fiscal year 2015. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 32.7% to US$69.5 million from US$52.4 million in the first six months of fiscal year 2015.

Other Income / (Expense)

Other expense was US$2.7 million for the first six months of fiscal year 2016, compared to other income of US$1.2 million in the first six months of fiscal year 2015. Other expense in the first six months was mainly due to exchange losses. As the Company holds a significant portion of cash balance in RMB and reports in U.S. Dollars, it benefits from exchange gains in times of relative strength of the RMB and incurs exchange losses in times of relative strength of the U.S. Dollar.

Income Tax Expense

Income tax expense was US$22.6 million in the first six months of fiscal year 2016, compared to US$7.8 million in the first six months of fiscal year 2015. The increase was mainly due to the increase in income before tax and estimated annual effective income tax rate. The estimated annual effective income tax rate increased mainly because one of TAL’s subsidiaries was entitled to a two-year exemption from enterprise income tax for calendar years 2013 and 2014 as a Newly Established Software Enterprise, and enjoys preferential tax rate of 12.5% for calendar years 2015 through 2017.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 94.1% to US$82.4 million from US$42.5 million in the first six months of fiscal year 2015. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 83.8% to US$93.2 million from US$50.7 million in the first six months of fiscal year 2015.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$1.03 and US$0.94, respectively, in the first six months of fiscal year 2016. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$1.17 and US$1.06, respectively.

Business Outlook

Based on the Company’s current estimates, total net revenues for the third quarter of fiscal year 2016 are expected to grow 40% to 43% on a year-over-year basis, in RMB terms. Taking into consideration the recent significant change in RMB exchange rate against the US dollar, the Company expects total net revenues for the third quarter of fiscal year 2016 to be between US$135.1 million and US$138.1 million, representing an increase of 36% to 39% on a year-over-year basis, assuming no material change in exchange rates.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the second fiscal quarter of fiscal year 2016 ended August 31, 2015 at 8:00 a.m. Eastern Time on October 22, 2015 (8:00 p.m. Beijing time on October 22, 2015).

The dial-in details for the live conference call are as follows:

• U.S. toll free:	+1-866-519-4004
• Hong Kong toll free:	800-906-601
• Mainland China toll free:	400-620-8038
• International toll:	+65-6713-5090
Conference ID:	47985404

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 11:59 p.m. U.S. Eastern time, October 30, 2015 (11:59 a.m. Beijing time, October 31, 2015).

The dial-in details for the replay are as follows:

• U.S. toll free:	+1-855-452-5696
• Hong Kong toll free:	800-963-117
• Mainland China toll free:	400-632-2162
• International toll:	+61-2-8199-0299
Conference ID:	47985404

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2016, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 300 physical learning centers as of August 31, 2015, located in 19 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao and Changsha. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period.TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 28, 2015	As of August 31, 2015
ASSETS

Current assets
Cash and cash equivalents	$470,157,430	$513,165,756
Term deposits	21,229,763	24,560,853
Restricted cash-current	606,169	470,619
Short-term investment	765,611	—
Assets held for sale	—	470,514
Inventory	544,085	397,231
Amounts due from related parties-current	159,502	1,097,867
Deferred tax assets-current	4,562,034	486,181
Income tax receivable	3,222,529	—
Prepaid expenses and other current assets	38,185,411	39,894,519
Total current assets	539,432,534	580,543,540
Restricted cash-non-current	3,773,302	3,645,384
Property and equipment, net	93,575,648	104,071,430
Deferred tax assets-non-current	1,708,212	4,302,665
Rental deposit	11,034,812	13,718,897
Intangible assets, net	3,687,255	3,349,587
Goodwill	12,330,326	12,309,743
Amounts due from related parties-non-current	319,005	941,029
Long-term investments	97,359,075	189,729,767
Long-term prepayments and other non-current assets	9,194,468	45,971,515
Total assets	$772,414,637	$958,583,557

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 4,115,254 and 5,981,984 as of February 28, 2015, and August 31, 2015, respectively)	$4,705,492	$6,484,349
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 154,982,001 and 221,088,164 as of February 28, 2015, and August 31, 2015, respectively)	177,639,939	239,010,157
Amounts due to related parties (including amount due to related parties of the consolidated VIEs without recourse to TAL Education Group of 22,077 and 4,632,628 as of February 28, 2015, and August31, 2015, respectively)	22,077	4,632,628
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 30,106,008 and 40,396,199 as of February 28, 2015, and August 31, 2015, respectively)	43,988,602	58,793,088
Income tax payable (including income tax payable of The consolidated VIEs without recourse to TAL Education Group of 4,193,507 and 14,880,773 as of February 28, 2015, and August 31, 2015, respectively)	6,136,813	16,056,950
Deferred tax liabilities-current (including deferred tax liabilities-current of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2015, and August 31, 2015, respectively)	62,100	136,620
Total current liabilities	232,555,023	325,113,792
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 215,764 and 355,854 as of February 28, 2015, and August 31, 2015, respectively)	226,792	386,887
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2015, and August 31, 2015, respectively)	226,062,006	226,934,953

Total liabilities	458,843,821	552,435,632

TAL Education Group Shareholders’ Equity

Class A common shares	88,372	88,563
Class B common shares	71,456	71,456
Additional paid-in capital	82,479,806	92,435,247
Statutory reserve	18,961,627	18,961,627
Retained earnings	207,522,766	289,957,444
Accumulated other comprehensive income	4,168,548	4,360,525
Total TAL Education Group’s equity	313,292,575	405,874,862
Non-controlling interest	278,241	273,063
Total equity	313,570,816	406,147,925
Total liabilities and equity	$772,414,637	$958,583,557

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2014	2015	2014	2015
Net revenues	$122,370,891	$173,329,982	$211,396,728	$302,716,944
Cost of revenues	53,237,815	80,454,749	94,932,054	141,425,661
Gross profit	69,133,076	92,875,233	116,464,674	161,291,283
Operating expenses (note 1)
Selling and marketing	13,154,448	18,790,668	24,527,150	34,042,281
General and administrative	25,527,059	37,492,740	47,939,651	71,072,504
Total operating expenses	38,681,507	56,283,408	72,466,801	105,114,785
Government subsidies	56,231	2,609,058	176,490	2,624,586
Income from operations	30,507,800	39,200,883	44,174,363	58,801,084
Interest income	4,507,287	4,927,453	7,245,311	9,739,359
Interest expense	(1,887,093)	(1,879,395)	(2,189,944)	(3,731,975)
Other income/(expenses)	1,437,803	(4,085,117)	1,155,693	(2,650,493)
Impairment loss on long-term investment	—	(7,503,944)	—	(7,503,944)
Gain on fair value change of long-term investment	—	450,000	—	450,000
Gain from disposal of a component	—	50,000,000	—	50,000,000
Gain from disposal of investments	—	235,797	—	235,797
Income before provision for income tax and loss from equity method investments	34,565,797	81,345,677	50,385,423	105,339,828
Provision for income tax	(5,362,735)	(17,834,656)	(7,810,341)	(22,632,882)
Loss from equity method investments	(81,112)	(18,741)	(109,733)	(273,021)
Net income	29,121,950	63,492,280	42,465,349	82,433,925
Add: Net (gain)/loss attributable to noncontrolling interest	(3,985)	(11,222)	2,943	753
Total net income attributable to TAL Education Group	$29,117,965	$63,481,058	$42,468,292	$82,434,678

Net income per common share

Basic	$0.18	$0.40	$0.27	$0.52
Diluted	0.17	0.36	0.26	0.47

Net income per ADS (note 2)

Basic	0.37	0.79	0.54	1.03
Diluted	$0.34	$0.72	$0.52	$0.94

Weighted average shares used in calculating net income per common share
Basic	158,097,533	159,898,391	157,916,340	159,863,134
Diluted	181,134,165	182,606,281	172,419,960	182,485,970

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Six Months
	Ended August 31,		Ended August 31,
	2014	2015	2014	2015

Cost of revenues	$11,521	$11,129	$23,042	$22,258
Selling and marketing	578,499	548,135	1,060,933	1,044,755
General and administrative	3,602,386	5,116,584	7,147,622	9,674,356
Total	$4,192,406	$5,675,848	$8,231,597	$10,741,369

Note 2: Each ADS represents two Class A common shares.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2014	2015	2014	2015

Net income	$29,121,950	$63,492,280	$42,465,349	$82,433,925
Other comprehensive income/(loss), net of tax	3,842,770	(4,367,740)	487,216	187,552
Comprehensive income	32,964,720	59,124,540	42,952,565	82,621,477
Add: Comprehensive (income)/loss attributable to noncontrolling interest	(8,626)	(3,588)	(1,698)	5,178
Comprehensive income attributable to TAL Education Group	$32,956,094	$59,120,952	$42,950,867	$82,626,655

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2014	2015	2014	2015

Cost of revenues	$53,237,815	$80,454,749	$94,932,054	$141,425,661
Share-based compensation expense in cost of revenues	11,521	11,129	23,042	22,258
Non-GAAP cost of revenues	53,226,294	80,443,620	94,909,012	141,403,403

Selling and marketing expenses	13,154,448	18,790,668	24,527,150	34,042,281
Share-based compensation expense in selling and marketing expenses	578,499	548,135	1,060,933	1,044,755
Non-GAAP selling and marketing expenses	12,575,949	18,242,533	23,466,217	32,997,526

General and administrative expenses	25,527,059	37,492,740	47,939,651	71,072,504
Share-based compensation expense in general and administrative expenses	3,602,386	5,116,584	7,147,622	9,674,356
Non-GAAP general and administrative expenses	21,924,673	32,376,156	40,792,029	61,398,148

Operating costs and expenses	91,919,322	136,738,157	167,398,855	246,540,446
Share-based compensation expense in operating costs and expenses	4,192,406	5,675,848	8,231,597	10,741,369
Non-GAAP operating costs and expenses	87,726,916	131,062,309	159,167,258	235,799,077

Income from operations	30,507,800	39,200,883	44,174,363	58,801,084
Share based compensation expenses	4,192,406	5,675,848	8,231,597	10,741,369
Non-GAAP income from operations	34,700,206	44,876,731	52,405,960	69,542,453

Net income attributable to TAL Education Group	29,117,965	63,481,058	42,468,292	82,434,678
Share based compensation expenses	4,192,406	5,675,848	8,231,597	10,741,369
Non-GAAP net income attributable to TAL Education Group	$33,310,371	$69,156,906	$50,699,889	$93,176,047

Net income per ADS
Basic	$0.37	$0.79	$0.54	$1.03
Diluted	0.34	0.72	0.52	0.94
Non-GAAP Net income per ADS (note 3)
Basic	0.42	0.87	0.64	1.17
Diluted	$0.39	$0.78	$0.61	$1.06

ADSs used in calculating net income per ADS
Basic	79,048,767	79,949,196	78,958,170	79,931,567
Diluted	90,567,082	91,303,141	86,209,980	91,242,985

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.